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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q
             / / Form N-SAR

            For Period Ended:  DECEMBER 31, 1998
            / /  Transition Report on Form 10-K
            / /  Transition Report on Form 20-F
            / /  Transition Report on Form 11-K
            / /  Transition Report on Form 10-Q
            / /  Transition Report on Form N-SAR
            For the Transition Period Ended: __________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

   U.S. HOMECARE CORPORATION
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Full Name of Registrant

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Former Name if Applicable

   TWO HARTFORD SQUARE WEST, SUITE 300
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Address of Principal Executive Office (Street and Number)

   HARTFORD, CT 06101
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.
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      The Registrant is unable to file its Form 10-K by March 29, 1999 due principally to severe management constraints. The Registrant has been without a CFO since early March 1999 and has a limited financial and accounting staff internally. Consequently, the Registrant experienced difficulty in dedicating sufficient resources to closing its year end books and preparing for an annual audit. As a result, the accountants have not had an adequate opportunity to complete their review, particularly considering the likelihood that a qualified opinion will be issued with respect to the Registrant's 1998 financial statements (due to its financial condition). The Registrant expects to file its Form 10-K within a few days following the due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Sophia Bilinsky                               914               287-4460
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           (Name)                             (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              /X/ Yes    / / No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              /X/ Yes    / / No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant expects to receive a qualified opinion from its accountants.
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                            U.S. HOMECARE CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1999                       By
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                                             Sophia Bilinsky
                                             U.S. HomeCare Corporation